UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
SCHEDULE 13G Under the Securities Exchange Act of 1934 (Amendment No. 1)*

MOGU Inc.
(Name of Issuer)
Class A Ordinary Shares, par value of $0.00001 per share
(Title of Class of Securities)
**
(CUSIP Number)
December 31, 2019
(Date of Event which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed: ☐ Rule 13d-1(b) ☐ Rule 13d-1(c) ☒ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

**There is no CUSIP number assigned to the Class A Ordinary Shares. CUSIP number 608012100 has been assigned to the American Depositary Shares (“ADSs”) of the Company, which are quoted on the New York Stock Exchange under the symbol “MOGU.” Each ADS represents 25 Class A Ordinary Shares.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	608012100

1.	Names of Reporting Persons. Image Future Investment (HK) Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Hong Kong
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power 444,989,552 Class A Ordinary Shares
	6.	Shared Voting Power None
	7.	Sole Dispositive Power 444,989,552 Class A Ordinary Shares
	8.	Shared Dispositive Power None
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 444,989,552 Class A Ordinary Shares
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 18.5%
12.	Type of Reporting Person (See Instructions) CO

CUSIP No.	608012100
1.	Names of Reporting Persons. Tencent Holdings Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization The Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power 460,141,266 Class A Ordinary Shares
	6.	Shared Voting Power None
	7.	Sole Dispositive Power 460,141,266 Class A Ordinary Shares
	8.	Shared Dispositive Power None
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 460,141,266 Class A Ordinary Shares[1]
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 19.1%
12.	Type of Reporting Person (See Instructions) CO

________________________

1 Representing (1) 444,989,552 Class A Ordinary Shares held by Image Future Investment (HK) Limited and (2) 15,151,714 Class A Ordinary Shares held by Tencent Growth Holdings Limited, a subsidiary controlled by Tencent Holdings Limited.

Item 1(a).	Name of Issuer:

MOGU Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

Zheshang Wealth Center, 12/F,

Building No. 1, No. 99 Gudun Road

Xihu District, Hangzhou

People’s Republic of China

Item 2(a).	Name of Person Filing:

Image Future Investment (HK) Limited

Tencent Holdings Limited

Item 2(b).	Address of Principal Business Office or, if None, Residence:

For both Image Future Investment (HK) Limited and Tencent Holdings Limited:

29/F., Three Pacific Place

No. 1 Queen’s Road East

Wanchai, Hong Kong

Item 2(c).	Citizenship:

Image Future Investment (HK) Limited – Hong Kong

Tencent Holdings Limited – The Cayman Islands

Item 2(d).	Title of Class of Securities:

Class A Ordinary Shares, $0.00001 par value per share

Item 2(e).	CUSIP Number:

There is no CUSIP number assigned to the Class A Ordinary Shares. CUSIP number 608012100 has been assigned to the American Depositary Shares (“ADSs”) of the Company, which are quoted on the New York Stock Exchange under the symbol “MOGU.” Each ADS represents 25 Class A Ordinary Shares.

Item 3.	If this Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	☐ Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

(b)	☐ Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐ Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐ Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐ A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐ Group, in accordance with §240.13d-1(b)(1)(ii)(J)

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of issuer identified in Item 1.

(a)	The information required by Item 4(a) is set forth in Row 9 of the cover page for each Reporting Person and is incorporated herein by reference.

(b)	Percent of class determined based on 2,410,781,725 Class A Ordinary Shares of the Issuer outstanding as of the date of this filing as provided by the Issuer.

(c)	Number of shares as to which such person has:

The information required by Items 4(c) is set forth in Rows 5-8 of the cover page for each Reporting Person and is incorporated herein by reference.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Tencent Holdings Limited is the ultimate parent of Tencent Growth Holdings Limited, which holds 15,151,714 Class A Ordinary Shares of the Issuer.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 10, 2020

IMAGE FRAME INVESTMENT (HK) LIMITED
By:	/s/ Ma Huateng
Name: Ma Huateng
Title: Director

TENCENT HOLDINGS LIMITED
By:	/s/ Ma Huateng
Name: Ma Huateng
Title: Director

Exhibit A

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, each of the undersigned agrees that (i) this statement on Schedule 13G has been adopted and filed on behalf of each of them and (ii) all future amendments to such statement on Schedule 13G will, unless written notice to the contrary is delivered as described below, be jointly filed on behalf of each of them. This agreement may be terminated with respect to the obligations to jointly file future amendments to such statement on Schedule 13G as to any of the undersigned upon such person giving written notice thereof to each of the other persons signatory hereto, at the principal office thereof.

Date: February 10, 2020

IMAGE FRAME INVESTMENT (HK) LIMITED
By:	/s/ Ma Huateng
Name: Ma Huateng
Title: Director

TENCENT HOLDINGS LIMITED
By:	/s/ Ma Huateng
Name: Ma Huateng
Title: Director